OMB APPROVAL	
OMB Number:	3235-0175
Expires:	February 29, 2016
Estimated average burden hours per response.....1.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: *   JEFFREY WALTER HEISEY

Address of Principal Business Office (No. & Street, City, State, Zip Code):
General Post-Office , West Oakland Park Boulevard -1900, Fort Lauderdale, UM UM-99

Telephone Number (including area code):   (954)790-0726

Name and address of agent for service of process:
Jeffrey Heisey
c/o JEFFREY WALTER HEISEY, 1314 East Last Olas Boulevard, #610 Fort Lauderdale FL 33301-2334

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] **   NO [x]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

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*   See footnote 1 to Item 1.
** See Instructions 4(b) and 4(f).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1102 (12-01)

SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of FORT LAUDERDALE and state of FLORIDA on the 17 day of DECEMBER 20 13.

(FORT LAUDERDALE)

[SEAL]

Signature _Jeffrey Walter Heisey_
(Name of Registrant)

BY Jeffrey Walter Heisey, Principal
(Name of director, trustee or officer signing on behalf of Registrant)

Attest: _Dan D. Ford_
(Name)

NOTARY PUBLIC
(Title)

DAN D. FORD
Notary Public - State of Florida
My Comm. Expires Sep 22, 2016
Commission # EE 203057

2. Form of signature if registrant is an unincorporated investment company not having a board of directors.

Pursuant to the requirements of the Investment Company Act of 1940 the_____ (sponsor, trustee, or custodian)_____ of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of_____ and state of _____ on the _____ day of _____ 20 ____ .

[SEAL]

Signature _____
(Name of Registrant)

BY _____
(Name of sponsor, trustee or custodian)

BY _____
(Name of officer of sponsor, trustee or custodian)

Attest: _____
(Name)

_____
(Title)

_____
(Title)

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